UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2017
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
FOR IMMEDIATE RELEASE

April 28, 2017
METHANEX REPORTS ON ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Methanex Corporation announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual and Special Meeting held on April 27, 2017 in Vancouver, British Columbia.
A total of 73,912,726 common shares were voted at the meeting, representing 82.27% of all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Bruce Aitken	72,052,622	99.78	160,505	0.22
Douglas Arnell	72,080,998	99.82	132,129	0.18
Howard Balloch	71,944,336	99.63	268,791	0.37
Phillip Cook	71,255,707	98.67	957,420	1.33
John Floren	72,056,184	99.78	156,943	0.22
Thomas Hamilton	71,893,349	99.56	319,778	0.44
Robert Kostelnik	72,095,399	99.84	117,728	0.16
Douglas Mahaffy	71,254,576	98.67	958,551	1.33
A. Terence Poole	70,461,418	97.57	1,751,709	2.43
Janice Rennie	71,336,888	98.79	867,239	1.21
Margaret Walker	71,466,640	98.97	746,487	1.03
Benita Warmbold	72,152,224	99.92	60,903	0.08
Shareholders also voted 96.18% in favour of the advisory resolution accepting the Company’s approach to executive compensation and 95.24% in favour of amending the Company’s Stock Option Plan, both as disclosed in the Information Circular dated March 3, 2017.
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

Sandra Daycock
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1 800 661 8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 28, 2017	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary